UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Calumet Specialty Products Partners, L.P.

(Name of the Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

131476103

(CUSIP Number)

Janet Krampe Grube

2780 Waterfront Pkwy. E. Dr.,

Suite 200, Indianapolis, IN 46214

317-328-5660

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.    ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 131476103

(1)	Name of reporting person Janet Krampe Grube
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐ N/A
(6)	Citizenship or place of organization United States of America
Number of common units beneficially owned by each reporting person with:	(7)	Sole voting power 521,290 (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 521,290 (1)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 521,290 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain Common Units ☐ N/A
(13)	Percent of class represented by amount in Row (11) 1.01%
(14)	Type of reporting person IN

(1)	Janet Krampe Grube directly owns 38,105 common units representing limited partner interests (“Common Units”) in Calumet Specialty Products Partners, L.P. and may be deemed to beneficially own an additional 483,185 Common Units in her role as sole trustee of the Janet Krampe Grube grantor retained annuity trust dated March 18, 2004.

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CUSIP No. 131476103

(1)	Name of reporting person Janet Krampe Grube grantor retained annuity trust dated January 31, 2002
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐ N/A
(6)	Citizenship or place of organization Indiana
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0 (1)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain Common Units ☐ N/A
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person OO

(1)	Janet Krampe Grube is the sole trustee of the Janet Krampe Grube grantor retained annuity trust dated January 31, 2002.

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CUSIP No. 131476103

(1)	Name of reporting person Janet Krampe Grube grantor retained annuity trust dated March 18, 2004
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐ N/A
(6)	Citizenship or place of organization Indiana
Number of common units beneficially owned by each reporting person with	(7)	Sole voting power 483,185 (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 483,185 (1)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 483,185
(12)	Check if the aggregate amount in Row (11) excludes certain Common Units ☐ N/A
(13)	Percent of class represented by amount in Row (11) 1.0%
(14)	Type of reporting person OO

(1)	Janet Krampe Grube is the sole trustee of the Janet Krampe Grube grantor retained annuity trust dated March 18, 2004.

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends and supplements certain portions of the Schedule 13D that was jointly filed with the Securities and Exchange Commission on May 14, 2008 and amended on August 19, 2010 (File No. 005-81723; Accession No: 950123-10-079132) and February 22, 2011 (File No. 005-81723; Accession No: 950123-11-016565) (as amended thereby, the “Schedule 13D”) by Janet Krampe Grube, an individual (“Janet Krampe Grube”), Janet Krampe Grube grantor retained annuity trust dated January 31, 2002, an Indiana trust for which Janet Krampe Grube acts as sole trustee (“Grube Trust I”), and Janet Krampe Grube grantor retained annuity trust dated March 18, 2004, an Indiana trust for which Janet Krampe Grube acts as sole trustee (“Grube Trust II”) (each of Janet Krampe Grube, Grube Trust I and Grube Trust II are hereinafter referred to individually as a “Reporting Person” and collectively as the “Reporting Persons”), with respect to the common units representing limited partner interests (“Common Units”) of Calumet Specialty Products Partners, L.P. (the “Issuer”), a Delaware limited partnership. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby.

Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background

Paragraph (a) of Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)	This Schedule 13D is filed by Janet Krampe Grube, Grube Trust I and Grube Trust II. Janet Krampe Grube is the spouse of F. William Grube, Chief Executive Officer and a Director of the general partner of the Issuer. F. William Grube has no voting or investment power over the units owned by Janet Krampe Grube, Grube Trust I or Grube Trust II, and he has disclaimed beneficial ownership of all such units.

Item 5. Interest in Securities of the Issuer

Each of paragraphs (a), (c) and (e) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)	According to the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 29, 2012, there were 51,529,778 Common Units of the Issuer outstanding as of February 27, 2012. In her individual capacity, Janet Krampe Grube beneficially owns 38,105 Common Units, representing approximately 0.1% of the outstanding Common Units. Grube Trust I no longer beneficially owns Common Units pursuant to the Transfer (described below). Grube Trust II beneficially owns 483,185 Common Units, representing approximately 1.0% of the outstanding Common Units. Individually and in her role as sole trustee of Grube Trust I and Grube Trust II, Janet Krampe Grube may be deemed to beneficially own 521,290 Common Units, representing approximately 1.01% of the outstanding Common Units.

(c)	On August 17, 2010, Grube Trust I entered into a Sale and Purchase Agreement (the “Sale and Purchase Agreement”) with AEG Associates II LLC, an Indiana Domestic Limited Liability Company (“AEG II”), pursuant to which AEG II purchased 775,000 of the Common Units held by Grube Trust I (the “Acquisition”). The closing of the Acquisition took place concurrently with the execution of the Sale and Purchase Agreement in Indianapolis, Indiana. The purchase price under the Sale and Purchase Agreement for the 775,000 Common Units is $13,678,750, or $17.65 per Common Unit. The purchase price per Common Unit was determined using the average between the highest trading price per Common Unit on August 17, 2010 of $17.85 and the lowest trading price per Common Unit on August 17, 2010 of $17.45. For more information on the Acquisition, see the Sale and Purchase Agreement, which is included as Exhibit E to this Schedule 13D.

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On February 14, 2011, the Issuer satisfied the last of the earnings and distributions tests contained in the Partnership Agreement for the conversion of all of the outstanding Subordinated Units into Common Units on a one-for-one basis. The last of these requirements was met upon the Issuer’s payment of the quarterly distribution paid on February 14, 2011. Two days following this quarterly distribution to unitholders, or February 16, 2011, all of the outstanding Subordinated Units converted to common units on a one-for-one basis. As a result, on February 16, 2011, all of the 26,455 Subordinated Units, 2,314,396 Subordinated Units and 335,332 Subordinated Units held by Janet Krampe Grube, Grube Trust I and Grube Trust II, respectively, converted into Common Units on a one-for-one basis (the “Conversion”). For more information on the Subordinated Units, see the Partnership Agreement, which is included as Exhibits A, B and C to this Schedule 13D.

On April 10, 2012, pursuant to the terms of the agreement governing Grube Trust I, 1,279,926 Common Units were transferred to each of Jennifer G. Straumins, the President and Chief Operating Officer of the general partner of the Issuer, and her sibling (the “Transfer”). Ms. Straumins and her sibling then simultaneously transferred a combined 2,559,852 Common Units (representing all of the Common Units previously owned by Grube Trust I) to Grube Grat, LLC, an Indiana limited liability company, which is solely owned by Ms. Straumins and her sibling.

Except for the Transfer, none of Janet Krampe Grube, Grube Trust I or Grube Trust II has effected any transactions in the Common Units during the past 60 days.

(e)	Upon the completion of the Transfer on April 10, 2012, Grube Trust I ceased to be the beneficial owner of any Common Units of the Issuer, and, collectively and individually, each of the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Units of the Issuer.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2012

JANET KRAMPE GRUBE GRANTOR RETAINED ANNUITY TRUST DATED JANUARY 31, 2002

By:	/s/ Janet Krampe Grube
Name:Janet Krampe Grube
Title:Trustee

JANET KRAMPE GRUBE GRANTOR RETAINED ANNUITY TRUST DATED MARCH 18, 2004

By:	/s/ Janet Krampe Grube
Name:Janet Krampe Grube
Title:Trustee

JANET KRAMPE GRUBE

By:	/s/ Janet Krampe Grube

EXHIBIT INDEX

A.	First Amended and Restated Limited Partnership Agreement of Calumet Specialty Products Partners, L.P. (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2006 (File No. 000-51734)).

B.	Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of Calumet Specialty Products Partners, L.P. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 11, 2006 (File No 000-51734)).

C.	Amendment No. 2 to First Amended and Restated Agreement of Limited Partnership of Calumet Specialty Products Partners, L.P. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 18, 2008 (File No 000-51734)).

D.	Joint Filing Agreement (filed herewith).

E.	Sale and Purchase Agreement, dated August 17, 2010, by and between AEG II and Grube Trust I (incorporated by reference to Exhibit E to the Issuer’s Schedule 13D/A filed with the Securities and Exchange Commission on February 22, 2011 (File No. 005-81723)).